Kenneth L. Betts

214-453-6435

KBetts@winston.com

July 9, 2018

Ms. Erin Martin
Securities and Exchange Commission
Washington, DC 20549

Re:	Plymouth Industrial REIT, Inc. Amendment No. 1 to Registration Statement on Form S-3 File No. 333-226050

Dear Ms. Martin:

On behalf of Plymouth Industrial REIT, Inc. (the “Company”), we are providing this letter in response to the verbal comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received July 6, 2018 (the “Comment”) regarding the Company’s Registration Statement on Form S-3 (File No. 333-226050) (the “Registration Statement”).

The Company is concurrently filing via EDGAR today Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to the Registration Statement in response to the Comment. We have enclosed with this letter a marked copy of Amendment No. 1, which reflects all changes to the Registration Statement.

For your convenience, the Comment has been repeated herein in bold font, with the Company’s response immediately following the Comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 1.

General

1.	Please provide the disclosure required by General Instruction I.B.7 of Form S-3.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on the cover of the prospectus.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts